MDJM LTD

Suite C-1505, Saidun Center

Xikang Road, Heping District, Tianjin

People’s Republic of China
+86-2283520851

September 20, 2018

Via E-mail

Jennifer Gowetski, Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Mail Stop 3233

Washington, DC 20549

Re:	MDJM LTD
Amendment No. 1 to Registration Statement on Form F-1
Filed September 7, 2018
File No. 333-226826

Dear Ms. Gowetski:

MDJM LTD (the “Company”, “ “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 19, 2018 regarding our Amendment No. 1 to Registration Statement on Form F-1 (the “Amendment”) previously filed on September 7, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An Amendment No. 2 to Registration Statement on Form F-1 is also submitted separately (the “Amendment”).

Use of Proceeds, page 38

1.	We note that the total of the line items in the table for both the minimum offering and the maximum offering exceed the estimated net offering proceeds in both cases. Please revise.

Response: In response to the Staff’s comment, we have made changes on page 38 of this Amendment.

Capitalization, page 40

2.	Please revise the number of shares underlying the warrants issued to the underwriters to be consistent with the disclosure in the fee table and the underwriting section.

Response: In response to the Staff’s comment, we have made changes on page 40 of this Amendment.

Dilution, page 41

3.	In the table, the line item “As adjusted net tangible book value per Ordinary Share attributable to payments by new investors” represents the total amount of adjusted net tangible book value per ordinary share, not the amount attributable to purchases by new investors. Please revise to reconcile the table to the narrative disclosure.

Response: In response to the Staff’s comment, we have made changes on page 41 of this Amendment.

Thank you in advance for your assistance in reviewing this response and the Amendment No. 2 to the Registration Statement on Form F-1. Should you have any questions with respect to the above responses, please do not hesitate to call our counsel, Ying Li, Esq. of Hunter Taubman Fischer & Li LLC at yli@htflawyers.com, or by telephone at (212) 530-2210.

Very Truly yours,

/s/ Siping Xu

Name: Siping Xu

Title: Chairman of the Board and Chief Executive Officer

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC